Exhibit 12

Computation of Ratio of Earnings

	Fiscal Year
($ in millions except ratios)	2011	2010	2009	2008	2007
Earnings before income taxes and interest expense	$1,443	$1,974	$1,822	$1,585	$1,432
Less: capitalized interest	(4)	—	—	(8)	(10)
Total fixed charges	644	534	537	536	552

Earnings for calculation	$2,083	$2,508	$2,359	$2,113	$1,974

Fixed charges:
Gross interest incurred	$74	$(8)	$6	$1	$26
Interest portion of rent expense (1)	570	542	531	535	526

Total fixed charges	$644	$534	$537	$536	$552

Preferred stock dividends	—	—	—	—	—

Total fixed charges and preferred dividends	$644	$534	$537	$536	$552

Ratio of earnings to fixed charges	3.2	4.7	4.4	3.9	3.6
Ratio of earnings to combined fixed charges and preferred dividends	3.2	4.7	4.4	3.9	3.6

(1)	The interest portion of rent expense is calculated as forty-eight percent of rent expense.